The breakthrough application


05003156





2004 Annual Report

ZOLTEK

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30, 2004	September 30, 2003
STATEMENT OF OPERATIONS DATA		
Total Sales	$ 45,273	$ 39,405
Technical Fibers	$ 16,473	$ 14,098
Carbon Fibers	$ 20,910	$ 18,854
Specialty Products	$ 12,011	$ 12,128
Available Unused Capacity Costs	$ 4,466	$ 5,716
Application and Development Costs	$ 3,070	$ 3,453
Operating Loss From Continuing Operations	$ (5,485)	$ (9,443)
Net Loss	$ (16,737)	$ (15,602)
Diluted Loss Per Share	$ (1.02)	$ (0.96)
Weighted Average Shares Outstanding	16,372	16,307
BALANCE SHEET DATA		
Working Capital	$ 17,002	$ 18,790
Property and Equipment	$ 80,538	$ 77,373
Total Assets	$ 122,799	$ 119,455
Total Debt	$ 44,288	$ 34,474
Total Shareholders' Equity	$ 56,579	$ 64,516
Equity Per Share	$ 3.46	$ 3.96

CONTENTS



It has taken us longer than we expected to prove that we have the right concept and the right strategy. But the proof is pouring in. Zoltek is on course to lead a genuine revolution in the world of building materials.

In the past two years, our sales of commercial carbon fiber have doubled. They would be up still more if we had been able to act faster in raising our production capacity. We expect to double carbon fiber production and sales again in fiscal 2005.

Since going public a dozen years ago, Zoltek's history has been nothing if not tumultuous. It may be useful to review this history in setting out the nature of the challenges and opportunities that we face today.

From Feast to Famine

Our goal from the start was to bring a space-age material down to the earth – making lightweight, high-strength carbon fiber available . . . in large amounts . . . and at an affordable (and greatly reduced) price . . . for a multitude of new commercial users outside the field of aerospace. During our first years as a public company, we were hugely successful in generating excitement over this basic concept. In some ways, we were *too* successful for our own good.

Following our initial public offering in 1992, our stock soared over the first several years of our existence as a public company. With a rising stock price, we were able to make critically important strategic moves. From the proceeds of our first secondary offering, we purchased a Hungarian producer of acrylic fibers in 1995. This acquisition enabled us ultimately to make our own precursor, or raw material, a critical factor in both controlling the quality and driving down the cost (and hence the price) of carbon fiber. Typically, the precursor accounts for over half of the cost of producing carbon fiber.

We completed another secondary offering in 1996. This time we earmarked the proceeds to finance an accelerated five-year plan – Zoltek 2000 – which included the installation of five new carbon fiber production lines in Abilene, Texas, and another two in Hungary, keyed to new and more efficient production processes and techniques. All told, we increased our rated capacity for making high-performance carbon fiber to about 25% of total world capacity.

But there was a downside as well as an upside to so much early success in promoting the concept on which this company has been built. Expectations were set at an incredibly high level. And we began to attract too much of the *wrong* kind of competition.

Producers of aerospace-grade carbon fibers also increased capacity. Then, in the late '90s, just as all of this new capacity was coming on line, there was a sharp drop in demand for aerospace-grade carbon fibers, due to falling military budgets around the world.



Zsolt Rumy
Chairman, CEO and
President of the Company

Suddenly there was a glut of carbon fibers, which led aerospace fiber manufacturers to experiment in commercial markets. The final result was distress sales of excess production into commercial markets. Unlike Zoltek, however, aerospace-grade manufacturers did not attack (or even recognize) the basic problem standing in the way of commercialization – a cost/production structure that put carbon fiber out of reach for all but the most exotic uses.

In our own strategy, we had anticipated a period of time, prior to the emergence of the first real breakthrough application, in which we could achieve reasonable growth and profitability serving commercial markets of relatively limited potential, such as sporting goods and conductive plastics. Instead, we were faced with ruinous competition from other producers (most of them divisions of deep-pocketed larger corporations) pricing their product far below their total cost. Given a high fixed cost structure, and no intention of investing new capital, it made economic sense for these companies to continue to produce and to sell at any price above the marginal cost of obtaining the raw material. In this situation (which persisted into 2004), our primary competitive advantage – being the low-cost producer – was no advantage at all.

Through five exceedingly lean years, we laid off a large portion of our workforce and we cut back in every practical area. But we did *not* abandon the goal of commercializing carbon fiber. We rejected the option of liquidating our facilities in Abilene and Hungary and regrouping around the one profitable business that we have had from the beginning (the sale of carbon fibers used in advanced aircraft braking systems). While waiting for the first big breakthrough application to materialize, we continued to invest in the future. We continued to invest several million dollars a year in promising application areas with leading international partners like BMW, and we continued to bear the substantial cost (roughly $5-to-$7 million per year) of maintaining a great deal of excess capacity. In doing so, we consciously incurred substantial losses, a mounting debt load, and considerable financial risk. It was all part of the price to be paid for the continued pursuit, through a difficult period, of a single defining goal.

Divergence and Breakthrough

Given recent changes and developments, I believe that was absolutely the right decision for Zoltek and its shareholders.

The glut of capacity that plagued us for so long disappeared in 2004. With a resurgence in aerospace demand caused by the development of two new airliners with greatly increased carbon fiber content – the Airbus A380 and the Boeing 7E7 – suppliers of aerospace-grade carbon fibers have returned to their traditional marketplace. As a result, there has been a clear and permanent separation and divergence between two markets: one for aerospace-grade carbon fibers, the other for lower-cost commercial-grade carbon fibers geared to high-volume, price-sensitive markets. To cite an old expression, they are now like chalk and cheese.

More than that, we now have the first big breakthrough application firmly in hand. As pictured on the cover of this annual report, it is in fast-growing field of wind energy. Utilities and governments alike have identified wind energy as the lowest cost renewable energy. Worldwide, generation of electricity through wind energy is increasing nearly 20% per year, and it is growing at an even faster rate in some regions of the world.

In the jump to a new level of power and performance in wind energy, carbon fiber is established as the essential enabling material. Due to its unrivaled combination of light weight and extraordinary stiffness, carbon fiber is quite simply the only material that will do the job in extending wind turbine blade lengths to 45 meters or longer. Economics dictate the movement to longer and longer blades because an increase in length provides an exponential improvement in electrical generation. Compared with a 30-meter blade, a 45-meter blade will provide over twice the electrical power.

In late 2004, Zoltek concluded a long-term strategic supply agreement with Vestas Wind Systems AS, of Denmark, the world's largest producer of wind turbines and the rotor blades that power them. Under this agreement, we expect to provide Vestas with $80-$100 million in carbon fibers over the next three years. We also supply Gamesa Eolica, of Pamplona, Spain, the world's third largest supplier of wind turbines, with its carbon fiber requirements along with automated equipment to fabricate the structural part of the wind turbine blades.

Over the next three years, we will be racing to keep up with demand in serving the wind energy market. But there are several other targeted application areas may be ready to bust loose in the near future. They include:

Automotive: This may well become the largest future application for carbon fibers. Carbon fiber composites are going into more and more parts in current and new model cars. Series production of high-end cars that incorporate 100 pounds or more of carbon fiber per vehicle is expected to begin in the next couple of years. We have invested more than $7 million of our own money in partnership with BMW of Germany to develop a series production car with all-carbon fiber composite structural components.

Construction and infrastructure: There is vast potential for weight reduction in pre-cast structures. Using Zoltek carbon fiber, TechFab, of Anderson South Carolina, has developed a composite grid for reinforcing concrete that is now featured in a nationwide marketing and sales campaign undertaken by the Altus Group, a partnership of five of the nation's leading precast concrete producers. Carbon fiber-reinforced grid delivers seven times the tensile strength of conventional steel reinforcement. As a result, builders are able to erect streamlined structures out of concrete with walls that are less than half as thick as those in steel-reinforced structures. In addition to the huge savings in material cost, other benefits include lower shipping and erection costs, and enhanced architectural and aesthetic possibilities in the creation of new shapes and forms. Still further, there are a number of companies using our fibers to repair concrete bridges and other structures and make them earthquake proof.

Deep-sea exploration and drilling: Deepwater is the oil industry's last great frontier. To conquer this frontier, the oil industry knows that it cannot rely on tools made of steel. Steel has already reached the limits of its capabilities in existing pipes and other structures. Zoltek is actively involved with major oil companies, drilling companies, pultruders, and filament winders in finding ways to capitalize on the unique properties of carbon fiber in providing the maximum benefit (more strength, more stiffness, greater resistance to corrosion) for every pound of weight.

Alternate energy: Wind energy is only the beginning. Carbon fiber also figures prominently in the search for other less polluting and potentially more efficient forms of energy – everything from compressed natural gas (CNG) to fuel cells. CNG – a simple hydrocarbon – is inherently a cleaner burning fuel than gasoline and could eliminate as much as 90% of automotive pollution. Carbon fiber's strength-to-weight and stiffness-to-weight make it the best available material for CNG tanks for transport and storage and other high-pressure vessels.

The Challenge Before Us

The lessons that are learned and the habits that are formed in staying the course during hard times are not necessarily the ones that are needed for renewed growth. I recognize that the challenge before us today is very different than the one we confronted in the recent past.

While waiting for the market to change, we faced the basic challenge of surviving a long period of excess capacity, too little demand, and ruinous price competition. However, now that the market has changed, with a clear divergence between commercial and aerospace markets and with the first big breakthrough application on the commercial side, we face the diametrically opposite challenge. Now we must be ready to ramp up production and to do all the other things that are needed to meet whole new levels of demand for commercial-grade carbon fibers.

Our Panex 35® fiber, produced from our own precursor, is the only commercial (i.e., non-aerospace) carbon fiber that has been certified and tested to meet all the requirements of the emerging commercial markets in wind energy and automotive. Coupled with our ability to bring new production lines into operation in intervals of approximately six months, the commercial marketplace is ours to lose.

We will fully utilize our installed capacity as quickly as we can bring it back into production during 2005. In the current year, we expect to have all seven continuous carbonization lines up and running and enough precursor capacity to supply all of those lines and two others that we plan to add immediately. That will give us about 9 million pounds, or 4,500 tons, of rated annual capacity. Beginning in 2006 we will need to double capacity again – to 18 million pounds, or 9,000 tons per year – simply to meet the levels of demand represented by existing contracts and orders in 2007. Beyond the near-term expansion, we are developing plans for scaling up to much higher levels of capacity over the next several years.

To underwrite the expansion of our physical plant we will seek to raise substantial additional capital in 2005 and much more in future years. Will the market support our need for capital? I am confident it will, given the strength of our order book, the magnitude of the opportunities in front of us, and our strong first-mover position.

Clearly, after losing money for a long time, our challenge is not just to grow; we must also provide a superior return on invested capital. To this end, we discontinued two of the money-losing non-core operations in Hungary in 2004 and we are looking to sell the remaining non-core businesses.

This is a company that was strategically designed, from its very inception, to combine rapid growth with solid profitability. If we experience rapid growth in the top line from increased production and sales, it will boost the bottom line in several important ways. Excess capacity costs will disappear. Overhead costs will be spread over a wider base. In bringing in new production lines, we will be able to make further improvements in throughput and efficiency.

In addition to increased production of carbon fibers, we are seeing more and more opportunities to expand in profitable niches for value-added product. Our Entec Composite Machines subsidiary is increasingly active in supplying critical composite processing equipment specifically designed to utilize our carbon fibers.

Last but not least, the growth that we anticipate in 2005 and beyond poses a human resources/organizational management challenge. We will add to our talent base and build a winning team in engineering, sales and marketing, and operations management.

To Our Shareholders

I would like to take this opportunity to again thank our shareholders. All of us at this company appreciate your confidence and loyalty. Even though our stock price tripled over the course of calendar 2004, I believe our shareholders are just beginning to reap their due reward.

To borrow the words of a Nobel laureate, I truly believe that this company will not merely endure, but prevail – in creating value for its customers, employees and shareholders.

Zsolt Rumy



January 15, 2005

- ***GREATER STIFFNESS***
- ***MORE STRENGTH***
- ***LIGHTER WEIGHT***


Carbon Fiber Reinforced Blade Radius
(44 m)
144 ft
Boeing 747-400 Length
(70 m)
231 ft

Those are the three great defining properties of carbon fiber and carbon fiber composites. They make a powerful combination. However, through most of carbon fiber's history, two other factors have weighed against its widespread use: high price and limited productive capacity.

The first applications for carbon fiber came in aerospace. This is hardly surprising because there is no other field in which people have been more concerned with strength and resilience or more obsessed with saving weight. That comes from building gravity-defying products that must be able to stand up to hurricane-force winds and sudden changes in wind direction and speed.



But why keep a great material locked in a corner, where it is of no use to anyone outside of one highly specialized industry? Zoltek began its existence as a public company with a novel concept. We set out to prove that carbon fiber could be produced for commercial markets. We set out, therefore, to prove that there was a better way to make and market this product. We re-engineered the whole production process to drive down cost (and selling price) and to facilitate high-volume production. Still more, we forged close partnership arrangements with large potential commercial customers in helping them to adapt the material to their own production processes.

Wind energy is now established as the first major commercial application for carbon fiber. While the carbon fibers used in this application cost considerably less per pound than aerospace-grade carbon fibers, they are every bit as effective in standing tall and strong against the heaviest and most variable winds. In fact, advanced windmill blades have a great deal in common with advanced airplane wings. Both are cantilevered beams that act as airfoils. The longer the blade (or the longer the wing), the greater the lift it is able to provide. Reinforced by Zoltek carbon fiber to provide the necessary stiffness from hub to tip, windmill blades have now reached lengths of 44 meters in production models and 55 meters in prototype models. That compares with fuselage-to-wingtip spans of just 32 meters for a Boeing 747-400 and 40 meters for the new Airbus A380.

For the big Boeing and Airbus airplanes, longer wing span and greater lift translate into the ability to carry more passengers and cargo – a bigger payload. For wind turbines, the economic pay-out is no less direct. With *twice* the length, a blade is able to provide *four* times the electrical power. European companies are committed to building scores of carbon fiber-enabled three-megawatt wind turbines, which will lower the cost of wind power to 3 cents per kilowatt hour – making this environmentally friendly form of energy economically competitive with oil and gas. One of these turbines produces enough electricity to power more than 50,000 homes.

High-performance materials may be classed by specific strength (tensile strength divided by density) and specific stiffness (stiffness, or resistance to deformation under load, divided by density). In specific strength, carbon fiber composites far outperform steel and aluminum, though glass fiber comes a reasonably close second. In specific stiffness, none of those other materials comes remotely close to carbon fiber. In this regard, carbon fiber outperforms steel, aluminum, and glass fiber by a margin of 5-to-1.


100 lbs.
100 lbs.
100 lbs.
500 lbs.
Steel
Aluminum
Fiberglass
Carbon Fiber

(Pounds of weight supported per pound of fibers for the same deflection)

And that is what makes all the difference in wind energy. It is not just that a longer blade will provide greater lift. It must also be extremely light weight – and able to stand up to tremendous forces.

The best site for a high-powered wind turbine is where the wind blows the hardest. If wind speed doubles, the energy content of the wind increases by 2^3 - or eight times. So the longest blades must be able to work in the most demanding conditions. Again, this puts a tremendous premium on stiffness.

And then there is the whole support structure to consider – the foundation, bearings, and tower on which the blades are mounted. Today's new carbon fiber-reinforced blades – at 44 to 55 meters – weigh no more than the 25 to 35 meter (mostly glass fiber-reinforced) blades of previous generation machines. That means that they do not require much stronger and more expensive supporting structures. And again, super-stiffness is needed to ensure that super-long blades do not bend so much that they smash into the supporting towers. Because of weight considerations, to go to longer and longer blades (beyond 55 meters) can only mean that entire blades – and not just the reinforcing elements – are made of carbon fiber composite.


Vestas

Joined with the three other properties, there is a fourth property of carbon fiber that has become important – great resistance to corrosion. Utilities and the makers of the most powerful wind turbines are now looking to site more wind farms at sea.

While Europe has led the way in wind energy, other parts of the world are coming on strong. There is great interest in China and other developing countries in using wind turbines as a speedy and efficient means of getting electricity to rural areas that lie beyond the reach of large transmission lines.

Based both on existing orders and on current growth rates in wind energy, we are projecting an annual demand for carbon fiber that could exceed 10 million pounds in 2008 and 20 million pounds in 2010. By comparison, the *total* annual consumption of carbon fibers by the aerospace industry is just 15 to 20 million pounds.

There are other applications in the offing that could dwarf wind energy and aerospace combined in terms of carbon fiber consumption. Zoltek carbon fibers are now found in high-end cars including the Ferrari Enzo, Daimler McLaren SLR roadcar, and the BMW M6. But the real future is in general assembly cars containing a hundred pounds or more of carbon fiber. Other opportunities abound in construction, oil field, and marine.

It is all a matter of providing the unquestioned advantages of carbon fiber (greater stiffness, more strength, and lighter weight) with a ready supply of the material at an affordable price.

Selected Consolidated Financial Data (In Thousands, Except Per Share Data)

Statement of Operations Data: (2)	Year Ended September 30,				
	2004	2003	2002	2001	2000
Net sales	$ 45,273	$ 39,405	$ 41,787	$ 47,797	$ 51,892
Cost of sales, excluding available unused capacity costs	37,878	33,181	33,508	48,745	42,616
Available unused capacity costs	4,466	5,716	6,039	6,803	4,658
Selling, general and administrative expenses (1)	8,414	9,951	10,319	12,839	10,759
Operating loss from continuing operations	(5,485)	(9,443)	(8,079)	(20,590)	(6,141)
Other income (expense) and income tax expense benefit	(4,610)	(2,270)	1,730	(649)	1,544
Net loss from continuing operations	(10,909)	(11,929)	(6,517)	(21,239)	(4,597)
Loss on discontinued operations, net of income taxes	(5,828)	(3,673)	(1,314)	(10,332)	(4,088)
Net loss	$ (16,737)	$ (15,602)	$ (7,831)	$ (31,571)	$ (8,685)
Net loss per share:					
Basic and diluted loss per share:					
Continuing operations	$ (0.67)	$ (0.73)	$ (0.40)	$ (1.29)	$ (0.25)
Discontinued operations	(0.35)	(0.23)	(0.08)	(0.62)	(0.22)
Net loss	$ (1.02)	$ (0.96)	$ (0.48)	$ (1.91)	$ (0.47)
Weighted average common shares outstanding	16,372	16,307	16,289	16,515	18,360

Balance Sheet Data:	September 30,				
	2004	2003	2002	2001	2000
Working capital	$ 17,002	$ 18,790	$ 9,872	$ 22,891	$ 27,041
Total assets	122,799	119,455	121,422	121,492	207,701
Short-term debt	2,194	933	14,014	2,073	47,126
Long-term debt, less current maturities	42,094	33,541	13,699	22,036	8,697
Shareholders' equity	56,579	64,516	75,904	79,596	122,811

(1) Includes application and development costs of $3,070, $3,453, $3,750, $3,533 and $2,479 for fiscal years 2004, 2003, 2002, 2001 and 2000, respectively.

(2) Prior year amounts have been reclassified for discontinued operations as discussed in Note 3.

General

The Company's mission is to commercialize the use of carbon fibers as a low-cost but high performance reinforcement for composites used as the primary building material in everyday commercial products. The Company has developed and is implementing a strategy to manufacture and sell carbon fibers into commercial applications at costs competitive with other materials. In addition, through its technical fibers segment the Company is the leading supplier of carbon fibers to the aircraft brake industry, and manufactures and markets oxidized acrylic fibers, an intermediate product of the carbon fiber manufacturing process, for fire and heat resistance applications.

The Company introduced its carbon fibers strategic plan in 1995 to develop a low-cost process to produce carbon fibers and build significant capacity while encouraging growth of new applications. As part of its strategy to establish availability of carbon fibers on a scale sufficient to encourage growth of large-volume applications, the Company completed a major carbon fiber production capacity expansion in fiscal 1998 at its Abilene, Texas facility. While the Company succeeded in developing its infrastructure to become the low-cost producer, the large volume applications were slower to develop than anticipated. From 1998 to mid-2003 total carbon fiber usage did not grow significantly and aerospace applications actually declined. This situation resulted in substantial overcapacity and destructive pricing in the industry. Much of the new carbon fiber business was captured by the aerospace fibers as certain manufacturers sold their aerospace-grade fibers on the commercial markets at prices that did not cover their costs, undermining the Company's commercialization strategy.

The carbon fiber market conditions began to change during the second quarter of fiscal 2004. Two major aerospace programs, the Airbus A-380 and the Boeing 7E7, have absorbed virtually all of the aerospace fiber capacity, and resulted in the divergence of the aerospace and commercial markets for carbon fibers. Since the beginning of fiscal 2004, the Company has entered into several significant supply relationships with carbon fibers customers. Increases in sales of carbon fiber products in the second, third and fourth quarters of fiscal 2004 confirmed this shift. The divergence of the two markets was accelerated by the strength in the development of the carbon fiber wind turbine blade market. Currently Zoltek believes it is in a unique position of having installed capacity and fiber quality that can attract current available and future new business.

The recent increase in the demand for carbon fibers relates to several different applications including aerospace. During fiscal 2004, the Company experienced growth in customer demand in the carbon and technical fiber business units, as sales (excluding inter-segment sales) increased $5.2 million and $0.7 million, respectively, over fiscal 2003. The improved sales in the carbon fibers and technical fibers business units resulted in a reduction in the overall operating loss from continuing operations reported by the Company from a loss of $9.4 million in 2003 to a loss of $5.5 million in 2004.

The Company has specifically targeted three significant and emerging applications: wind energy, flame retardant bedding and home furnishings, and automotive. Development of the use of carbon fibers is continuing in each of these targeted market segments.

With the new orders in place and indications for additional significant orders, the Company has restarted its major carbon fiber manufacturing facility in Abilene, Texas which had been temporarily idled. The Company has begun operation of manufacturing lines with aggregate rated capacity of 3 million pounds per year and expects to begin operation of additional manufacturing lines with aggregate rated capacity of 2 million pounds per year by the end of fiscal 2005. The Hungarian carbon fiber manufacturing facility currently is operating at full capacity. Maintaining the excess capacity has been costly, but the Company believed it has been necessary to assure customers of adequate supply and encourage them to shift to carbon fibers from other materials. With the reactivation of the Abilene plant, unused capacity costs are expected to diminish and, ultimately, be fully absorbed in ongoing production as all the carbon fiber lines start operating in fiscal 2005.

In order to meet demand for carbon fibers for wind energy and other commercial carbon fiber applications, Zoltek has undertaken a three-phase capacity expansion program. First, Zoltek has initiated the start-up of the five installed lines at its Abilene, Texas facility and activated sufficient precursor capacity to support all of the Company's carbon fiber capacity, which are scheduled to be fully operational in the first half of fiscal 2005. Second, Zoltek plans to add two new carbon fiber lines and add sufficient precursor capacity at the Company's Hungarian facility by the end of fiscal 2005. The third phase of the expansion program calls for a doubling of the carbon fiber and precursor capacity levels after the second phase, to be operational in 2006.

Outside of the carbon fiber business, the Company sells acrylic and nylon fibers into textile markets and manufactures other specialty products in its Hungary facility. During the fourth quarter of fiscal 2004, the Company discontinued the nylon fiber operation and the acrylic textile business. These divisions were deemed not to be part of the long-term strategy of the Company and not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. The Company will utilize a portion of the acrylic fiber capacity to supply precursor for its growing carbon fiber manufacturing operations. The Company recorded a one-time charge to earnings of $0.2 million related to severance. The results from operations of these two divisions have been reclassified to discontinued operations for fiscal 2004, 2003 and 2002.

Results of Operations

FISCAL YEAR ENDED SEPTEMBER 30, 2004 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2003

The Company's sales increased by 15%, or $5.9 million, to $45.3 million in fiscal 2004 from $39.4 million in fiscal 2003, due to increases in carbon fiber sales (excluding intersegment) and technical fiber sales (excluding intersegment). Carbon fiber sales (excluding intersegment) increased 40%, or $5.2 million, to $18.4 million in fiscal 2004 from $13.2 million in fiscal 2003. The increase in carbon fiber sales in fiscal 2004 was achieved despite a decrease of $5.9 million from 2003 related to the Company's decision to relocate its prepreg operations from California to Utah to reduce costs by combining its operations with another of the Company's facilities. Other carbon fibers sales increased by $11.1 million in fiscal 2004 from fiscal 2003 as production and sales of sporting goods and wind energy orders continued during the third and fourth quarters of fiscal 2004 and the Company experienced a strong increase in the overall demand for carbon fiber over prior years. Technical fiber sales (excluding intersegment) increased 5%, or $0.7 million, to $14.8 million in fiscal 2004 from $14.1 million in fiscal 2003. Technical fiber sales increased as demand improved not only in the aircraft brake customers but also for the flame-retardant market. Sales of the specialty products business segment decreased 1%, or $0.1 million, to $12.0 million in fiscal 2004 from $12.1 million in fiscal 2003. During the fourth quarter of fiscal 2004, the Company discontinued the nylon fiber operation and the acrylic textile business. The Company will utilize a limited portion of the acrylic fiber capacity to supply precursor for its growing carbon fiber manufacturing operations. The results from operations of these two divisions have been reclassified to discontinued operations for fiscal 2004, 2003 and 2002. The remaining specialty products division sales have remained flat from fiscal 2004 to 2003, however, the divisions remained profitable at these levels.

The Company's cost of sales (excluding available unused capacity costs) increased by 14.1%, or $4.7 million, to $37.9 million in fiscal 2004 from $33.2 million in fiscal 2003. Carbon and technical fiber cost of sales (excluding intersegment) increased by 17% or $4.1 million to $28.1 million in fiscal 2004 from $24.0 million in fiscal 2003 as sales of carbon and technical fiber (excluding intersegment) increased 21% for the year. The increase of 16% compared to an increase of 21% in sales results from the Company's ability to absorb its fixed cost as manufacturing activities increased. The cost of sales of the Company's specialty products business segment increased 7% compared to the 1% decrease in sales, reflecting sales mix factors.

The Company continued to incur costs related to the underutilized productive capacity for carbon fibers at the Abilene, Texas facility, including depreciation and other overhead associated with the unused capacity. These costs, which were separately identified on the statement of operations, were approximately $4.5 million during fiscal 2004 and $5.7 million in fiscal 2003. The decrease in 2004 was due to the start-up of the carbon fiber lines in Abilene during the fourth quarter of 2004. The Company believes it has been necessary to maintain available capacity to encourage development of significant new large-scale applications. With the increased orders in fiscal 2005, unused capacity costs are expected to continue to decrease significantly during that period and to be fully absorbed in ongoing operations by the end of fiscal 2005 as all installed production lines began operating. See additional discussion of the Abilene facility under "–Liquidity and Capital Resources."

Application and market development costs were $3.1 million in fiscal 2004 and $3.5 million in fiscal 2003 as the Company continued cost containment measures implemented in 2003 related to personnel involved in research and development. These costs included product and market development efforts, product trials and sales and product development personnel and related travel. Targeted emerging applications include automobile components, fire/heat barrier and alternate energy technologies.

Selling, general and administrative expenses were $5.3 million in fiscal 2004 compared to $6.5 million in fiscal 2003. Although sales for the year increased 15% and carbon fiber sales increased 40% the Company has continued cost containment measures related to personnel in non-operations departments implemented during fiscal 2003.

Operating loss from continuing operations was $5.5 million in fiscal 2004 compared to a loss of $9.4 million in fiscal 2003, an improvement of $4.1 million. Carbon fiber operating loss improved from a loss of $8.6 million in fiscal 2003 to a loss of $6.8 million in fiscal 2004. The operating income in technical fibers increased from income of $0.1 million in fiscal 2003 to $1.2 million in fiscal 2004. Corporate headquarters operating loss decreased with a loss of $1.4 million in fiscal 2004 compared to a loss of $2.5 million in fiscal 2003. Specialty product operating loss decreased from a loss of $1.6 million in fiscal 2003 to a loss of $1.5 million in fiscal 2004. The decrease in the Company's total operating loss was a result of the significant improvement in the carbon fibers and technical fibers business units as sales and production have increased to absorb fixed manufacturing cost and the continued reduction of operating expenses due to the cost containment measures implemented during 2003.

Interest expense was approximately $3.4 million in fiscal 2004 compared to $1.9 million in fiscal 2003. The increase in interest resulted from higher debt levels after the Company's refinancing transactions (see "–Liquidity and Capital Resources"). The Company experienced little fluctuation attributed to changes in interest rates as a substantial portion of the debt portfolio consists of fixed rate.

Amortization of debt discount from warrants, deferred financing and beneficial conversion feature costs, which are non-cash expenses, was $1.8 million in fiscal 2004 compared to $0.1 million in fiscal 2003. The increase in amortization resulted from the Company's refinancing transactions (see "–Liquidity and Capital Resources").

Other income/expense, net, was immaterial in fiscal 2004 and fiscal 2003.

Income tax expense was $0.4 million for fiscal 2004 compared to an income tax expense of $0.5 million for fiscal 2003. A valuation allowance was recorded against the income tax benefit resulting from the pre-tax loss in both fiscal 2004 and 2003 due to uncertainties in the Company's ability to utilize tax losses in the future.

The foregoing resulted in a net loss from continuing operations of $10.9 million for fiscal 2004 compared to a net loss of $11.9 million for fiscal 2003. Similarly, the Company reported a net loss per share from continuing operations of $0.67 and $0.73 on a basic and diluted basis for fiscal 2004 and 2003, respectively. The weighted average common shares outstanding were 16.4 million for fiscal 2004 and 16.3 million for fiscal 2003.

In the fourth quarter of fiscal 2004, the Company formally adopted a plan to discontinue and exit two divisions of its Zoltek Rt. operations which manufacture acrylic and nylon fibers and yarns. These divisions are not part of the long-term strategy of the Company and will not be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. In the fourth quarter of fiscal 2004, the Company recorded an impairment loss on discontinued operations of $0.2 million compared to zero in 2003. The operating loss related to those divisions was $5.2 million for the fiscal year compared to $3.7 million in fiscal 2003. The increase in the operating loss was due to sales decreasing by $7.8 million, or 32%, from $24.1 million in fiscal 2003 to $16.3 million in fiscal 2004 while cost of sales only decreased $6.6 million, or 27%, from $24.4 million in fiscal 2003 to $17.8 million in fiscal 2004, as the Company did not decrease its fixed cost component of cost of sales at a rate equal to its drop in sales. The Company also recorded a loss of $0.5 million related to a legal judgment involving the Company's former Hardcore subsidiary. The Company is vigorously defending this matter and has filed counterclaims and an appeal. Management believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations or financial condition.

COMPARISON OF RESULTS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

The Company's sales decreased 6%, or $2.4 million, to $39.4 million in fiscal 2003 from $41.8 million in fiscal 2002. Technical fiber sales decreased 29%, or $5.7 million, to $14.1 million in fiscal 2003 from $19.8 million in fiscal 2002. Carbon fiber sales (excluding intersegment) increased 23%, or $2.5 million, to $13.2 million during fiscal 2003 from $10.7 million in fiscal 2002. Carbon fiber sales increased both in Hungary and the U.S. as the demand for carbon fiber increased in the second half of the year as excess capacity in the industry started to decrease. During fiscal 2003, technical fibers sales decreased due to excess technical fiber capacity that weakened sales economic conditions globally specifically in the aerospace business. Sales of other products produced at Zoltek Rt. increased $0.8 million, or 7%, to $12.1 million in fiscal 2003 from $11.3 million in fiscal 2002 as sales of the Mavibond division increased due to higher demand from Eastern European customers.

The Company's cost of sales (excluding available unused capacity costs) decreased by 1%, or $0.3 million, to $33.2 million in fiscal 2003 from $33.5 million in fiscal 2002. The decrease in cost of sales (excluding available unused capacity costs) was consistent with the decrease in sales, however, not to the degree of the sales decline due to the technical fiber unit having been impacted from industry-wide excess capacity that resulted in distressed pricing across most existing markets and lower sales volume that have not supported the level of the Company's fixed manufacturing cost. The Company also recorded a reserve of $1.0 million for certain carbon fiber inventories of which it was deemed to have excess amounts in fiscal 2003.

In fiscal 2003, the Company continued to incur costs related to the underutilized productive capacity for carbon fibers at the Abilene, Texas facilities. These costs included depreciation and other overhead associated with the unused capacity. These costs, which were separately identified on the income statement, were approximately $5.7 million during fiscal 2003 and $6.0 million in fiscal 2002. The decrease relates to the continued cost containment measures related to personnel implemented during fiscal 2003.

Application and market development costs were $3.5 million in fiscal 2003 compared to $3.7 million in fiscal 2002, representing a $0.2 million decrease. This decrease was due to cost containment measures. The costs incurred in fiscal 2003 related to the carbon fiber operations for product and market development efforts for product trials, and for additional sales and product development personnel and travel. Targeted emerging applications included automobile manufacturing, alternate energy technologies, deep sea oil drilling, filament winding and buoyancy.

Selling, general, and administrative expenses decreased $0.1 million, or 2%, from $6.6 million in fiscal 2002 to $6.5 million in fiscal 2003. The decrease in expense was from both business segments and the corporate headquarters, due to cost cutting measures, including lower payroll.

Interest expense was approximately $1.9 million in fiscal 2003 compared to $1.6 million in fiscal 2002. The increase resulted from higher debt levels after the Company's refinancing transactions (see "–Liquidity and Capital Resources"). The Company experienced little fluctuation attributed to changes in interest rates as a substantial portion of the debt portfolio consists of fixed rate.

Other income/expense, net, increased $0.4 million to $0.1 million expense for fiscal 2003 from $0.3 million income for fiscal 2002 due to an increase in the foreign currency transactional losses on the Company's debt at its Hungarian subsidiary which is denominated in U.S dollars or Euros.

Income tax expense increased $3.4 million to $0.5 million for fiscal 2003 from an income tax benefit of $2.9 million for the corresponding period in the prior year. A valuation allowance was recorded against the income tax benefit resulting from the pre-tax loss for fiscal 2003 and 2002 due to uncertainties in the Company's ability to utilize tax losses in the future. During fiscal 2002, the tax laws changed allowing the Company additional carryback of net operating loss to prior years resulting in a tax benefit in the statement of operations.

The loss from discontinued operations related to the acrylic fiber operations increased from a loss of $2.2 million in fiscal 2002 to a loss of $3.7 million in fiscal 2003. The increase in the loss in fiscal 2003 was due to the decrease in sales related to continuing pricing pressures from competitors without a corresponding reduction in manufacturing cost. The loss in 2002 was offset by a gain of $0.9 million related to the sale of the Company's former Hardcore subsidiary.

The foregoing resulted in a net loss from continuing operations of $11.9 million for fiscal 2003 compared to a net loss of $6.5 million for fiscal 2002. Similarly, the Company reported net loss from continuing operations per share of $(0.73) and $(0.40) on a basic and diluted basis for fiscal 2003 and fiscal 2002, respectively. The weighted average common shares outstanding were 16.3 million for fiscal 2003 and fiscal 2002.

Liquidity and Capital Resources

Management will seek to fund its near-term operations from continued sale of excess inventories and continued aggressive management of the Company's working capital, as well as sources that may include additional borrowings and/or private equity. However, management can make no assurance that these objectives will be sufficient to fund near-term liquidity needs and has obtained additional financing to meet operating requirements, as discussed under "–2005 Refinancing" below. As the demand for carbon fiber continues to increase, the Company will need additional financing to execute its capacity expansion program.

Due to the timing of development of markets for carbon fiber products, the Company's operating activities have used cash in each of the past three fiscal years. As a result, the Company has executed refinancing arrangements and incurred borrowings under credit facilities, supplemented with long-term debt financing utilizing the equity in the Company's real estate properties, to maintain adequate liquidity to support the Company's operating and capital activities.

2005 Refinancing

In October 2004, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures have a stated maturity of 42 months and bear interest at 7.5% per annum and are presently convertible into 1,666,666 shares of common stock at a conversion price of $12.00 per share. The Company also issued to the investors six-year warrants to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $13.00 per share. The fair value of the debt discount associated with the warrants at the time of issuance was estimated to be $2.5 million and will be amortized as a non-cash interest expense over the term of the convertible debt. Proceeds from issuance of these convertible debentures were used to reduce existing Hungarian bank debt by $12.0 million and the balance for working capital purposes which allowed the Company to refinance the remaining Hungarian bank debt to a three-year term loan for $3.0 million with no covenants going forward.

In December 2004, the Company's U.S. bank extended the expiration and waived the financial covenants of the Company's revolving credit loan, term loan and mortgage on an existing property from January 1, 2005 to January 1, 2006. The Company's U.S. bank also increased the amount available under the revolving credit loan by $0.5 million to $5.5 million and increased the term loan by $0.1 million to $0.8 million. The principal on the term loan will be repaid on a quarterly basis of $0.1 million with the remainder of the principal due on expiration. The mortgage will be repaid on a monthly basis of $15,344 of principal and interest with the remainder of the principal due on expiration.

2004 Refinancing

In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell who are members of the Company's Board of Directors). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible presently into 1,295,954 shares of common stock at a conversion price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The fair value of the debt discount associated with the warrants and beneficial conversion feature, at the time of issuance, was estimated to be $2.0 million and is being amortized as non-cash interest expense over the term of the convertible debentures. Proceeds from the issuance of these convertible debentures were used for working capital purposes.

As part of the Company's January 2004 refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's January 2004 refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, in December 2003 loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The loan by Mr. Rumy bore interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate of the mortgage financing discussed below. As a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts, the letter of credit was released. After converting $250,000 into convertible debt as part of the January 2004 financing, the remaining $1.15 million loan was repaid during the third quarter of fiscal 2004.

Also in January 2004, the Company entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% (13.5% per annum as of September 30, 2004) with a LIBOR floor of 2%. The Company will pay interest only on a monthly basis with principal balance due at time of maturity. The loan is collateralized by a security interest in the Company's headquarters facility and its two U.S. manufacturing facilities that produce carbon and technical fibers. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $0.5 million was held in an escrow account to be released when the Company completed certain post-closing requirements. The Company completed these requirements during the third quarter of 2004 and the $0.5 million was released from escrow.

Due to the January 2004 refinancing completed subsequent to the Company's fiscal year end, the Company's U.S. bank waived the financial covenants through February 13, 2005, the maturity date of the term loan. Additionally, the expiration of the Company's revolving credit loan was extended from January 31, 2004 to January 31, 2005. The refinancing allowed the Company to execute its 2004 business plan, which was uncertain prior to the refinancing.

In March 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $5.75 million to institutional private equity investors and Mr. Dill ($750,000) who is member of the Company's board of directors. The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible presently into 895,908 shares of common stock at a conversion price of $6.25 per share for each investor other than Mr. Dill and $7.82 per share for Mr. Dill. The Company also issued to the investors five-year warrants to purchase an aggregate of 223,997 shares of common stock of the Company at an exercise price of $7.50 per share for each investor other than Mr. Dill whose warrants have an exercise price of $7.82 per share. The fair value of the debt discount associated with the warrants and beneficial conversion feature, at the time of issuance, estimated to be $4.0 million and is being amortized as non-cash interest expense over the term of the convertible debentures. Proceeds from the issuance of these convertible debentures are being used for working capital and capital expenditures.

2003 Refinancing

The Company executed an amended credit facility agreement, dated as of February 13, 2003, with the U.S. bank. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). The Company repaid $5.0 million of this loan from the proceeds of the sale of subordinated convertible debentures as discussed below. Borrowings under the amended facility are based on a formula of eligible accounts receivable and inventories of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2% per annum. The loan agreement contains quarterly financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. Total borrowings under the revolving credit agreement were $4.6 million and the available credit under this agreement was $0.4 million at September 30, 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company issued and sold to 14 investors, including certain directors, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures have stated maturities of five years, bear interest at 7% per annum and are convertible into an aggregate of 2,314,286 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of common stock of the Company at an exercise price of $5.00 per share. The fair value of the warrants, at the time of issuance, was estimated to be $376,650. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings as well as for working capital.

Credit Facilities

The Company's financing of its U.S. operations is separate from that of its Hungarian operations. Availability of credit is based on the collateral value at each operation. However, the covenants of the term loan and revolving line of credit from its U.S. bank, which have been waived through February 13, 2006, the latest maturity date of these borrowings.

US Operations – The Company's current credit facility with its U.S. bank is described above under "–2005 Refinancing" and "–2003 Refinancing." Total borrowings under the U.S. credit facility, including the revolving line of credit and term loan, were $5.7 million at September 30, 2004.

Hungarian Operations - The Company's Hungarian subsidiary has a credit facility with a Hungarian bank. Total borrowings under this credit facility were $11.4 million at September 30, 2004. Due to the fiscal 2005 refinancing (see "–Refinancing" in Note 2), the credit facility has been reduced to a $3.0 million term loan with interest only payments over the next three years and a balloon payment at the end of the term.

In March 2003, the Company's Hungarian subsidiary entered into a credit agreement with another Hungarian bank for $2.2 million of which $2.2 million was outstanding as of September 30, 2004. This facility was paid off as part of the 2005 refinancing.

Total borrowings of the Hungarian subsidiary were $13.6 million at September 30, 2004, of which $13.6 million has been classified as long-term debt due to the 2005 refinancing in which $12.0 million was repaid. Borrowings under the Hungarian bank credit facilities cannot be used in Zoltek's U.S. operations.

Abilene, Texas Facility

In the third quarter of fiscal 2001, the Company elected to temporarily idle a significant part of the operations located at the Abilene, Texas facility. The Company resumed manufacturing at this facility during fiscal 2004. Given that these assets were previously idled and did not generate significant cash flow in 2004, the Company performed an impairment test. The Company determined that no impairment of its carrying value exists at September 30, 2004 based on an analysis of expected future net cash flow to be generated from this facility over the expected remaining useful life.

Cash Used By Continuing Operating Activities

Net cash used by continuing operating activities was $6.9 million for fiscal 2004. The cash flows used by continuing operating activities during fiscal 2004 were primarily due to the net loss of $10.9 million plus an increase in net operating assets of $3.4 million, offset by non-cash items, including depreciation and amortization of $7.4 million. The increase in net operating assets consisted of an increase in receivables and other assets of $4.1 million as carbon fiber sales increased during the year and the Company's Entec subsidiary finished a $2.0 million project related to building a machine for a wind turbine provider to make carbon fiber composite blades for wind turbines with an automated process close to its fiscal year-end; the related account receivable had not been collected by September 30, 2004. In addition, accrued expenses and other liabilities and trade payables increased $0.8 million with an increase in inventories of $0.2 million.

The Company is exploring other alternative markets to sell certain carbon fiber inventories to improve its cash flow. The Company has decreased the carbon fiber and specialty unit actual inventory by $0.9 million which was offset by an increased inventory in the Entec operation.

Net cash used by continuing operating activities was $2.0 million for fiscal 2003. The cash flows used by continuing operating activities during fiscal 2003 were primarily due to the net loss of $11.9 million offset by non-cash items including depreciation and amortization of $5.9 million and unrealized foreign exchange gain of $0.8 million plus a decrease in net operating assets of $3.2 million. The decrease in net operating assets consisted of a decrease of $0.8 million in inventories due primarily to a concerted effort to reduce inventories, a decrease of $1.1 million in accounts receivable, a decrease of $0.3 million in prepaid and other assets and a $2.9 million increase in accrued expenses and other liabilities, offset by a $1.2 million decrease in trade payables and a $0.7 million decrease in long-term liabilities.

Cash Used by Discontinued Operating Activities

Net cash used by discontinued operating activities was $0.2 million for fiscal 2004. The cash flow used by discontinued operating activities during 2004 was primarily related to the net loss of $5.8 million plus decreases in net operating assets of $5.6 million. The decrease in net operating assets consisted of a decrease in receivables and inventory of $3.5 million and $3.2 million, respectively, offset by decreases in payables of $1.1 million. The decrease in receivables and inventory related to the discontinuation of the textile acrylic division as the sales and inventory purchases decreased significantly from the prior year.

Net cash used by discontinued operating activities was $2.5 million for fiscal 2003. The cash flow used by discontinued operating activities during 2003 was primarily related to the net loss of $3.7 million plus decreases in net operating assets of $1.2 million. The decrease in net operating assets consisted of a decrease in receivables and inventory of $1.3 million and $1.0 million, respectively, offset by decreases in payables of $1.1 million. The decrease in receivables and inventory related to the discontinuation of the textile acrylic division as the sales and inventory purchases decreased significantly from the prior year.

Inventories

Inventories consist of the following (amounts in thousands):

	September 30, 2004	September 30, 2003
Raw materials	$ 5,462	$ 4,859
Work-in-process	1,177	1,132
Finished goods	18,317	19,057
Supplies, spares and other	946	1,930
	$ 25,902	$ 26,978

Cash Used For Investing Activities

Net cash used for continuing investing activities for fiscal 2004 was $6.0 million which consisted of capital expenditures. The primary capital expenditures consisted of the $1.7 million purchase of the Company's Abilene nitrogen plant which was previously leased in an arrangement accounted for as an operating lease and the expenditures related to the expansion of the Company's precursor facility and carbon fiber operations to meet the additional demand for carbon fiber products.

Net cash used for investing activities for fiscal 2003 was $0.7 million which included capital expenditures of $1.5 million primarily at the Hungarian subsidiary related to expansion of its precursor facility, offset by the sale of an investment held by the Hungarian subsidiary for $0.7 million.

Historically, cash used in investing activities has been expended for equipment additions and the expansion of the Company's carbon fibers production capacity. The Company expects capital expenditures to increase in connection with the restart of the Abilene carbon fiber lines, the expansion of its precursor facility in Hungary and the installation of additional carbon fiber lines to meet the increase demand for carbon fiber. The Company will have to seek additional financing to fund its continuing capacity expansion program.

Cash Provided By Financing Activities

Net cash provided by financing activities was $12.6 million for fiscal 2004 and $5.4 million for fiscal 2003. The various financing transactions for 2004 and 2003 are described above.

Future Contractual Obligations

A summary of significant contractual obligations is shown below. See Notes 5 and 8 to the consolidated financial statements for discussion of the Company's debt agreements and lease obligations, respectively.

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Notes payable	$ 2,441	$ 2,441			
Convertible debentures	20,850	-	$ 20,850		
Long-term debt, including current maturities ...	28,468	570	14,405	$13,493	$ -
Total debt	51,759	3,011	35,255	13,493	-
Operating leases	348	58	174	116	-
Total debt and operating leases ..	52,107	3,069	35,429	13,609	-
Purchase obligations ..	1,403	1,403	-	-	-
Total contractual obligations	$53,510	$ 4,472	$ 35,429	$13,609	$ -

The future contractual obligations and debt would be reduced by $30.1 million in exchange for 6.2 million shares of common stock if all the convertible debt including the 2005 financing that refinanced $10 million of the existing Hungarian debt was converted. The Company would also receive $12.0 million in additional cash if all warrants associated with the convertible debt were exercised.

	Conversion price	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total contractual obligation		$ 53,510	$ 4,472	$ 35,429	$13,609	$ -
February 2003 issuance	$ 3.25	(8,100)	-	(8,100)	-	-
January 2004 issuance	5.40	(7,000)	-	(7,000)	-	-
March 2004 issuance	6.25	(5,750)	-	(5,750)	-	-
October 2004 issuance	12.00	(10,000)	-	-	(10,000)	-
Total pro forma contractual obligations		$ 22,660	$ 4,472	$ 14,579	$ 3,609	$ -

In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claims damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demands $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. During the third quarter of fiscal 2004, Hardcore filed a petition under Chapter 11 of the U.S. Bankruptcy Code. In October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. The Company recorded an additional accrual of $0.5 million, which was recorded in discontinued operations to fully accrue the liability under the judgment. The Company is vigorously defending this matter, has filed counterclaims and filed an appeal. Management believes that the ultimate resolution of this litigation will not have further material adverse effect on the Company's results of operations or financial condition. For additional information, see Notes 3 and 8 to the Company's Consolidated Financial Statements.

Critical Accounting Policies

Outlined below are accounting policies that Zoltek believes are key to a full understanding of the Company's operations and financial results. All of the Company's accounting policies are in compliance with U.S. generally accepted accounting principles (GAAP).

Revenue recognition

The Company recognizes sales on the date title to the sold product transfers to the customer, which is the shipping date. Revenues generated by its Entec Composite Machines subsidiary are recognized on a percentage of completion basis based on the percentage of total project cost incurred to date. The Company reviews its accounts receivable on a monthly basis to identify any specific customers for collectability issues. If the Company deems that an amount due from a customer is uncollectible, the amount is recorded in the statement of operations.

During fiscal 2004, 2003 and 2002, approximately $7.2 million, $8.0 million and $9.8 million, respectively, of sales was earned from one customer in the technical fiber segment.

Shipping and handling

All amounts billed to a customer in a transaction related to shipping and handling are recorded as revenue and the subsequent cost to the Company is recognized as expense in cost of sales, excluding unused capacity.

Inventories

The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand, if any, are reserved. Remaining inventory balances are adjusted to approximate the lower of cost on a first-in, first-out basis or market value. Cost includes material, labor and overhead. If future demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of sales (excluding available unused capacity costs) on the Company's statement of operations in the period in which the revision is made.

In recent years, carbon fiber sales have been depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. These factors combined with the high level of inventories maintained by the Company, have resulted in the Company reducing the cost of certain carbon fiber inventories to their lower estimated market values. If demand for products held in inventory does not improve in a reasonable period of time, or further deteriorate, it is possible that the market value of these carbon fiber inventories may further decrease resulting in additional charges to cost of sales (excluding available unused capacity costs).

Application and development expenses

The Company is actively pursuing the development of a number of applications for the use of its carbon fiber and related products. The Company is currently party to several developmental agreements with various prospective users of these products for the purpose of accelerating the development of various carbon fiber applications. Additionally, the Company is executing several internal developmental strategies to further the use of carbon fiber and consumer and industrial products made from carbon fiber. As a result, the Company incurs certain costs for research, development and engineering of products and manufacturing processes. These costs are expensed as incurred and totaled approximately $3.1 million in fiscal 2004, $3.5 million in fiscal 2003 and $3.8 million in fiscal 2002. Application and development expenses are presented as an operating item on the Company's consolidated statement of operations. Given the Company's position and strategy within the carbon fiber industry, it is expected that similar or greater levels of application and development expenses could be incurred in future periods.

Unused capacity costs

During 2004, the Company was not operating its Abilene, Texas facility at full capacity. As a result, the Company has elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs totaled $4.5 million, $5.7 million and $6.0 million for fiscal 2004, 2003 and 2002, respectively, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, the Company has resumed certain levels of manufacturing at this facility during fiscal 2004. With the reactivation of the Abilene plant, unused capacity costs are expected to diminish and, ultimately, be fully absorbed in ongoing production once all the carbon fiber lines start operating in fiscal 2005.

Valuation of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. In determining expected future undiscounted cash flows attributable to a long-lived asset or a group of long-lived assets, the Company must make certain judgments and estimations including the expected market conditions and demand for products produced by the assets, expected product pricing assumptions, and assumptions related to the expected costs to operate the assets. These judgments and assumptions are particularly challenging as they relate to the Company's long-lived assets due to the developmental stage and current market conditions of the carbon fiber industry. It is possible that actual future cash flows related to the Company's long-lived assets may materially differ from the Company's determination of expected future undiscounted cash flows. Additionally, if the Company's expected future undiscounted cash flows were less than the carrying amount of the asset being analyzed, it would be necessary for the Company to make significant judgments regarding the fair value of the asset due to the specialized nature of much of the Company's carbon fiber production equipment in order to determine the amount of the impairment charge.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not.

Recent Accounting Pronouncements

See Note 1 to the Company's Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to changes in interest rates primarily as a result of borrowing activities under its credit facility. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. The extent of the Company's interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. The Company does not believe such risk is material because a significant amount of the Company's current debt is at fixed rates. At September 30, 2004, the Company did not have any interest rate swap agreements outstanding. However, a one percent increase in the weighted average interest rate of the Company's debt would result in a $0.5 million increase in interest expense based on the debt levels at September 30, 2004.

The Company views as long-term its investment in Zoltek Rt., which has a functional currency other than the U.S. dollar. As a result, the Company does not hedge this net investment. In terms of foreign currency translation risk, the Company is exposed to Zoltek Rt.'s functional currency, which is the Hungarian Forint. The Company's net foreign currency investment in Zoltek Rt. translated into U.S. dollars using period-end exchange rates was $35.3 million and $30.0 million at September 30, 2004 and 2003, respectively. The potential loss in value of the Company's net foreign currency investment in Zoltek Rt. resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rate of the Hungarian Forint at September 30, 2004 and 2003 amounted to $3.5 million and $2.7 million, respectively. In addition, Zoltek Rt. routinely sells its products to customers located primarily throughout Europe in sales transactions that are denominated in foreign currencies other than the Hungarian Forint. Also, Zoltek Rt. has debt that is denominated in foreign currencies other than the Hungarian Forint. As a result, Zoltek Rt. is exposed to foreign currency risks related to these transactions. The Company does not currently employ a foreign currency hedging strategy related to the sales of Zoltek Rt.

REPORT OF MANAGEMENT

Management of Zoltek Companies, Inc. is responsible for the preparation and integrity of the Company's financial statements. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations, and cash flow.

The Company maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are important elements of these control systems.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management and the Independent Registered Public Accounting Firm to discuss audit and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with the Standards of the Public Company Accounting Oversight Board (United States). These standards include consideration of internal control over financial reporting controls for the purpose of determining the nature, timing, and extent of auditing procedures necessary for expressing our opinion on the financial statements.



Zsolt Rumy
December 29, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Zoltek Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
St. Louis, Missouri
December 29, 2004

Consolidated Balance Sheet (Amounts in Thousands, Except Share and Per Share Data)

Assets

	September 30, 2004	September 30, 2003
Current assets:		
Cash and cash equivalents	$ 267	$ 838
Accounts receivable, less allowance for doubtful accounts of $781 and $931, respectively	11,811	10,380
Inventories	25,902	26,978
Other current assets	1,167	1,483
Total current assets	39,147	39,679
Property and equipment, net	80,538	77,373
Other assets	3,114	2,403
Total assets	$ 122,799	$ 119,455

Liabilities and shareholders' equity

	2004	2003
Current liabilities:		
Current maturities of long-term debt	$ 570	$ 933
Trade accounts payable	13,257	11,892
Notes payable	2,441	2,916
Accrued expenses and other liabilities	5,877	5,148
Total current liabilities	22,145	20,889
Other long-term liabilities	357	509
Long-term debt, less current maturities	43,718	33,541
Total liabilities	66,220	54,939
Commitments and contingencies (see Note 8)		
Shareholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized, 16,307,338 and 16,297,338 shares issued and outstanding, respectively	163	163
Additional paid-in capital	115,803	109,290
Accumulated deficit	(49,242)	(32,505)
Accumulated other comprehensive loss	(10,145)	(12,432)
Total shareholders' equity	56,579	64,516
Total liabilities and shareholders' equity	$ 122,799	$ 119,455

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations (In Thousands, Except Per Share Data)

	Year Ended September 30,		
	2004	2003	2002
Net sales	$ 45,273	$ 39,405	$ 41,787
Cost of sales, excluding available unused capacity costs	37,878	33,181	33,508
Available unused capacity costs	4,466	5,716	6,039
Application and development costs	3,070	3,453	3,750
Selling, general and administrative expenses	5,344	6,498	6,569
Operating loss from continuing operations	(5,485)	(9,443)	(8,079)
Other income (expense):			
Interest expense, excluding amortization of financing fees, debt discount and beneficial conversion feature	(3,429)	(1,875)	(1,632)
Amortization of financing fees, debt discount and beneficial conversion feature	(1,771)	(84)	-
Interest income	21	57	25
Other, net	189	(49)	309
Loss from continuing operations before income taxes	(10,475)	(11,394)	(9,377)
Income tax expense (benefit)	434	535	(2,860)
Net loss from continuing operations	(10,909)	(11,929)	(6,517)
Discontinued operations:			
Operating loss, net of taxes	(5,169)	(3,673)	(3,208)
Gain (loss) on disposal of discontinued operations	(659)	-	1,894
Net loss on discontinued operations, net of taxes	(5,828)	(3,673)	(1,314)
Net loss	$ (16,737)	$ (15,602)	$ (7,831)
Net loss per share:			
Basic and diluted loss per share:			
Continuing operations	$ (0.67)	$ (0.73)	$ (0.40)
Discontinued operations	(0.35)	(0.23)	(0.08)
Total	$ (1.02)	$ (0.96)	$ (0.48)
Weighted average common shares outstanding	16,372	16,307	16,289

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity (Amounts in Thousands)

	Total Shareholders' Equity	Common Stock	Add'l Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Accumulated (Deficit)	Comprehensive Income (Loss)
Balance, September 30, 2001	$ 79,595	$ 188	$ 128,024	$ (20,364)	$ (19,181)	$ (9,072)	
Net loss	(7,831)	-	-	-	-	(7,831)	$ (7,831)
Foreign currency translation adjustment	4,111	-	-	4,111	-	-	4,111
Comprehensive loss							$ (3,720)
Treasury shares retired	-	(25)	(19,156)	-	19,181	-	
Exercise of stock options	29	-	29	-	-	-	
Balance, September 30, 2002	75,904	163	108,897	(16,253)	-	(16,903)	
Net loss	(15,602)					(15,602)	$ (15,602)
Foreign currency translation adjustment	3,821			3,821			3,821
Comprehensive loss							$ (11,481)
Warrants issued with sub-debt	372		372				
Exercise of stock options	21		21				
Balance, September 30, 2003	64,516	163	109,290	(12,432)	-	(32,505)	
Net loss	(16,737)					(16,737)	$ (16,737)
Foreign currency translation adjustment	2,287			2,287			2,287
Comprehensive loss							$ (14,450)
Warrants issued with sub-debt	6,258		6,258				
Exercise of stock options and warrants	255	-	255				
Balance, September 30, 2004	$ 56,579	$ 163	$ 115,803	$ (10,145)	$ -	$ (49,242)	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows (Amounts in Thousands)

	Year Ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (16,737)	$ (15,602)	$ (7,831)
Adjustments to reconcile net loss to net cash used by operating activities:			
Loss from discontinued operations	5,828	3,673	1,314
Depreciation and amortization	5,614	5,889	6,046
Amortization of financing and warrants	1,772	84	-
Foreign currency transaction (gains) losses	128	787	(240)
Other, net	(38)	(36)	(17)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(4,295)	1,109	1,511
(Increase) decrease in inventories	(176)	783	(1,577)
(Increase) decrease in prepaid expenses and other assets	152	339	(1,950)
Increase (decrease) in trade accounts payable	2,487	(1,228)	413
Increase (decrease) in accrued expenses and other liabilities	(1,590)	2,920	(742)
Increase (decrease) in other long-term liabilities	(4)	(675)	190
Total adjustments	10,692	13,861	5,116
Net cash used by continuing operations	(6,859)	(1,957)	(2,883)
Net cash provided (used) by discontinued operations	(234)	(2,488)	1,824
Net cash used by operating activities	(7,093)	(4,445)	(1,062)
Cash flows from investing activities:			
Proceeds from sale of long-term investment	-	641	-
Payments for purchase of property and equipment	(6,128)	(1,483)	(1,865)
Proceeds from sale of property and equipment	137	121	74
Net cash used by continuing operations	(5,991)	(721)	(1,791)
Net cash used by discontinued operations	(6)	(94)	(116)
Net cash used by investing activities	(5,997)	(815)	(1,907)
Cash flows from financing activities:			
Proceeds from exercise of common stock options and warrants	255	21	29
Proceeds from issuance of convertible debt and warrants	12,750	8,100	-
Proceeds from issuance of notes payable	12,581	8,140	7,335
Proceeds from issuance of note payable to related party	1,400	-	-
Payment of financing fees	(1,249)	-	-
Repayment of notes payable and long-term debt	(11,811)	(10,880)	(4,265)
Repayment of note payable to related party	(1,400)	-	-
Net cash provided by continuing operations	12,526	5,381	3,099
Net cash used by discontinued operations	-	-	(188)
Net cash provided by financing activities	12,526	5,381	2,983
Effect of exchange rate changes on cash	(7)	32	5
Net increase (decrease) in cash	(571)	153	18
Cash and cash equivalents at beginning of period	838	685	667
Cash and cash equivalents at end of period	$ 267	$ 838	$ 685

Supplemental disclosures of cash flow information:

Net cash paid (refunded) during the year for:			
Interest	$ 3,436	$ 1,875	$ 2,425
Income taxes	-	-	(2,844)

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of significant accounting policies

Principles of consolidation

Zoltek Companies, Inc. (the "Company") is a holding company, which operates through wholly owned subsidiaries, Zoltek Corporation, Zoltek Properties Inc., Zoltek Rt., and Engineering Technology Corporation ("Entec Composite Machines"). Zoltek Corporation ("Zoltek") develops, manufactures and markets carbon fibers, a low-cost but high performance reinforcement for composites used as the primary building material in everyday commercial products. Entec Composite Machines manufactures and sells filament winding and pultrusion equipment used in the production of large volume composite parts. Zoltek Rt. manufactures and markets acrylic and nylon fibers and yarns for the textile industry, and carbon fiber. Other Zoltek Rt. products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. From April 2000 to March 2002, the Company owned a 45% interest in Hardcore Composites Operations, LLC ("Hardcore"), which designs and manufactures composite structures for the civil infrastructure market. (See Note 3 for further discussion.) These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company transactions and balances have been eliminated upon consolidation.

Foreign currency translation

The consolidated balance sheet of the Company's current international subsidiary, Zoltek Rt., was translated from Hungarian Forints to U.S. Dollars at the exchange rate in effect at the applicable balance sheet date, while its consolidated statements of operations were translated using the average exchange rates in effect for the periods presented. The related translation adjustments are reported as other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions of Zoltek Rt. are included in the results of operations in other expenses.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

Revenue recognition

The Company recognizes sales on the date title to the sold product transfers to the customer, which is the shipping date. Revenues generated by its Entec Composite Machines subsidiary are recognized on a percentage of completion basis based on the percentage of total project cost incurred to date. The Company reviews its accounts receivables on a monthly basis to identify any specific customers for collectability issues. If the Company deems that an amount due from a customer is uncollectible, the amount is recorded in the statement of operations.

During 2004, 2003 and 2002, approximately $7.2 million, $8.0 million and $9.8 million, respectively, of sales was earned from one customer in the technical fibers segment.

Shipping and handling

All amounts billed to a customer in a transaction related to shipping and handling are recorded as revenue and the subsequent cost to the Company is recognized as expense in cost of sales, excluding unused capacity.

Concentration of credit risk

Zoltek's carbon fiber products are primarily sold to customers in the composite industry and its technical fibers are primarily sold to customers in the aerospace industry. Zoltek Rt.'s acrylic products are primarily sold to customers in the textile industry. Entec Composite Machines' products are primarily sold in the composite industry. While the markets for the Company's products are geographically unlimited, most of Zoltek's business is with customers located in North America and Asia and most of Zoltek Rt.'s sales are to customers in Europe, while Entec Composite Machines' sales are worldwide. The Company performs ongoing credit evaluations and generally requires collateral for significant export sales to new customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 2004, the Company's Entec subsidiary finished a $2.0 million project related to building a machine for a wind turbine provider to make carbon fiber composite blades for wind turbines with an automated process close to its fiscal year-end which had not been collected.

In the fiscal years ended September 30, 2004 and 2003, the Company reported sales of $7.2 million and $8.0 million, respectively, to a major aircraft brake manufacturer which was the only customer that represented greater than 10% of the Company's total consolidated revenues.

Cash and cash equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. As of September 30, 2004, the Company had a book overdraft of $0.7 million which was reclassified as accounts payable. The subordinated debt agreements of 2004 and 2005 require that the Company maintain cash plus borrowing capacity under credit facilities of at least $0.5 million, which the Company was in compliance with as of September 30, 2004.

Inventories

Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead. The Company recorded an inventory valuation reserve of $1.0 million in the fourth quarter of 2003 to reduce the carrying value of inventories to a net realizable value. No material adjustments to the reserve were required in the current year. The reserves were established primarily due to intensified overcapacity for certain carbon fiber products.

Property and equipment

Property and equipment are stated at cost. Cost includes expenditures necessary to make the property and equipment ready for its intended use. Expenditures, which improve the asset or extend the useful life, are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 2004, 2003 and 2002. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

The Company provides for depreciation by charging amounts sufficient to amortize the cost of properties placed in service over their estimated useful lives using straight-line methods. The range of estimated useful lives used in computing depreciation is as follows:

Buildings and improvements	10 to 20 years
Machinery and equipment	3 to 20 years
Furniture, fixtures and software	7 to 10 years

The Company primarily uses accelerated depreciation methods for income tax purposes. Depreciation expense was $5.6 million, $5.9 million and $6.0 million for the fiscal years ended 2004, 2003 and 2002, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

In the third quarter of fiscal 2001, the Company elected to temporarily idle a significant part of the operations located at the Abilene, Texas facility. The Company resumed manufacturing at this facility during fiscal 2004. Given that these assets were previously idled and did not generate significant cash flow in 2004, the Company performed an impairment test. The Company determined that no impairment of its carrying value exists at September 30, 2004 based on an analysis of expected future net cash flow to be generated from this facility over the expected remaining useful life.

Financial instruments

The Company does not hold any financial instruments for trading purposes. The carrying value of cash, accounts receivable and accounts payable approximated their fair value at September 30, 2004 and 2003.

Application and development expenses

The Company is actively pursuing the development of a number of applications for the use of its carbon fiber and related products. The Company is currently party to several developmental agreements with various prospective users of these products for the purpose of accelerating the development of various carbon fiber applications. Additionally, the Company is executing several internal developmental strategies to further the use of carbon fiber and consumer and industrial products made from carbon fiber. As a result, the Company incurs certain costs for research, development and engineering of products and manufacturing processes. These costs are expensed as incurred and totaled approximately $3.1 million in fiscal 2004 and $3.5 million in fiscal 2003 and $3.8 million in fiscal 2002. Application and development expenses are presented as an operating item on the Company's consolidated statement of operations. Given the Company's position and strategy within the carbon fiber industry, it is expected that similar or greater levels of application and development expenses could be incurred in future periods.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not.

Stock-based compensation

At September 30, 2004, the Company had stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and its related interpretations. No stock-based employee compensation costs are reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company granted 77,500, 112,500 and 451,000 employee stock options with an exercise price that equaled the Company's stock price on the applicable date of grant in fiscal 2004, 2003 and 2002, respectively. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock Based Compensation, to stock-based employee compensation (in thousands, except per share):

	2004	2003	2002
Net loss:			
As reported	$ (16,737)	$ (15,602)	$ (7,831)
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax effects	(255)	(71)	(205)
Pro forma	(16,992)	(15,673)	(8,036)
Basic and diluted loss per share:			
As reported	(1.02)	(.96)	(0.48)
Pro forma	(1.04)	(.96)	(0.49)

Net loss per share

Basic net loss per share includes no dilution and is calculated by dividing net loss by the weighted average number of common shares outstanding for each period, while diluted net income loss per share reflects the potential dilutive effects of stock options and warrants. Because 2004, 2003 and 2002 results reflected a net loss, both basic and diluted earnings per share were calculated based on the same weighted average numbers of shares for such years. If the results of the Company reflected a net income, an additional 4.8 million shares would be included in calculating the diluted earnings per share. The additional shares relate to issuance of convertible debt of 4.5 million, warrants of 1.0 million of which 0.2 million would be dilutive using the treasury stock method and stock options of 1.0 million of which 0.1 million would be dilutive using the treasury stock method.

Recent accounting pronouncements

The FASB issued FASB Interpretation No. 46-R "Consolidation of Variable Interest Entities" (FIN No. 46-R) in December 2003, which addressed the requirements for consolidating certain variable interest entities. FIN No. 46-R applied immediately to variable interest entities created after January 31, 2003 and to variable interest entities that are considered special purpose entities as of December 31, 2003. FIN No. 46-R applied to all other variable interest entities as of March 31, 2004. The Company currently has no interests in entities that are considered special purpose entities. Additionally, the Company has no significant variable interests in non-special purpose entities. Accordingly, the adoption of FIN No. 46-R had no impact on the Company's financial statements.

In October 2004, the government passed the "Homeland Investment Act," which allows companies to repatriate cash balances from their controlled foreign subsidiaries at a reduced tax rate and created a new deduction for U.S. manufacturers related to qualified production activities for income tax purposes. The Company is still considering the implications but has not currently decided to repatriate funds from its Hungarian subsidiary.

In December 2004, the FASB issued interpretation No. 123-R "Accounting for Stock-Based Compensation" (FIN No. 123-R), which addressed the requirement for expensing the cost of employee services received in exchange for an award of equity instrument. FIN No. 123-R will apply to all equity instruments awarded, modified or repurchased after June 15, 2005. The Company is evaluating the effect of this interpretation but believes it will have an immaterial impact on the Company's financial statements when implemented.

Financial presentation changes

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Financing and liquidity

2005 Refinancing

Management will seek to fund its near-term operations from continued sale of excess inventories and continued aggressive management of the Company's working capital, as well as sources that may include additional borrowings and/or private equity. However, management can make no assurance that these objectives will be sufficient to fund near-term liquidity needs and has obtained additional financing to meet operating requirements, as discussed in 2005 Refinancing below. As the demand for carbon fiber continues to increase, the Company will need additional financing to expand the capacity to meet the demand of its carbon fiber production.

In October 2004, the Company issued convertible debentures in the aggregate principal amount of $20.0 million to institutional private equity investors. The convertible debentures have a stated maturity of 42 months and bear interest at 7.5% per annum and are presently convertible into 1,666,666 shares of common stock at a conversion price of $12.00 per share. The Company also issued to the investors six-year warrants to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $13.00 per share. The fair value of the debt discount associated with the warrants at the time of issuance was estimated to be $2.5 million and will be amortized as a non-cash interest expense over the term of the convertible debt. Proceeds from issuance of these convertible debentures were used to reduce existing Hungarian bank debt by $12.0 million and the balance for working capital purposes which allowed the Company to refinance the remaining Hungarian bank debt to a three-year term loan for $3.0 million with no covenants going forward.

In December 2004, the Company's U.S. bank extended the expiration and waived the financial covenants of the Company's revolving credit loan, term loan and mortgage on an existing property to January 1, 2006. The Company's U.S. bank also increased the amount available under the revolving credit loan by $0.5 million to $5.5 million and increased the term loan by $0.1 million to $0.8 million. The principal on the term loan will be repaid on a quarterly basis of $0.1 million with the remainder of the principal due on expiration. The mortgage will be repaid on a monthly basis of $15,344 of principal and interest with the remainder of the principal due on expiration.

2004 Refinancing

In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell who are members of the Company's Board of Directors). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible presently into 1,295,954 shares of common stock at a conversion price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The fair value of the debt discount associated with the warrants and beneficial conversion feature, at the time of issuance, of $2.0 million and is being amortized as non-cash interest expense over the term of the convertible debentures. Proceeds from the issuance of these convertible debentures were used for working capital purposes.

As part of the Company's January 2004 refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's January 2004 refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, In December 2003 loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The loan by Mr. Rumy bore interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate of the mortgage financing discussed below. As a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts, the letter of credit was released. After converting $250,000 into convertible debt as part of the January 2004 financing, the remaining $1.15 million loan was repaid during the third quarter of fiscal 2004.

Also in January 2004, the Company entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% (13.5% per annum as of September 30, 2004) with a LIBOR floor of 2%. The Company will pay interest only on a monthly basis with principal balance due at time of maturity. The loan is collateralized by a security interest in the Company's headquarters facility and its two U.S. manufacturing facilities that produce carbon and technical fibers. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $0.5 million was held in an escrow account to be released when the Company completed certain post-closing requirements. The Company completed these requirements during the third quarter of 2004 and the $0.5 million was released from escrow.

Due to the January 2004 refinancing completed subsequent to the Company's fiscal year end, the Company's U.S. bank waived the financial covenants through February 13, 2005, the maturity date of the term loan. Additionally, the expiration of the Company's revolving credit loan was extended from January 31, 2004 to January 31, 2005. The refinancing allowed the Company to execute its 2004 business plan, which was uncertain prior to the refinancing.

In March 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $5.75 million to institutional private equity investors and Mr. Dill ($750,000) who is member of the Company's Board of Directors. The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible presently into 895,908 shares of common stock at a conversion price of $6.25 per share for each investor other than Mr. Dill and $7.82 per share for Mr. Dill. The Company also issued to the investors five-year warrants to purchase an aggregate of 223,997 shares of common stock of the Company at an exercise price of $7.50 per share for each investor other than Mr. Dill whose warrants have an exercise price of $7.82 per share. The fair value of the debt discount associated with the warrants and beneficial conversion feature, at the time of issuance, of $4.0 million is being amortized as non-cash interest expense over the term of the convertible debentures. Proceeds from the issuance of these convertible debentures are being used for working capital and capital expenditures.

2003 Refinancing

The Company executed an amended credit facility agreement, dated as of February 13, 2003, with the U.S. bank. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). The Company repaid $5.0 million of this loan from the proceeds of the sale of subordinated convertible debentures as discussed below. Borrowings under the amended facility are based on a formula of eligible accounts receivable and inventories of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2% per annum. The loan agreement contains quarterly financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. Total borrowings under the revolving credit agreement were $4.6 million and the available credit under this agreement was $0.4 million at September 30, 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company issued and sold to 14 investors, including certain directors, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures have stated maturities of five years, bear interest at 7% per annum and are convertible into an aggregate of 2,314,286 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of common stock of the Company at an exercise price of $5.00 per share. The fair value of the warrants, at the time of issuance, was estimated to be $376,650. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings as well as for working capital.

3. Discontinued operations

In the fourth quarter of fiscal 2004, the Company formally adopted a plan to discontinue and exit two divisions of its Zoltek Rt. operations which manufacture acrylic and nylon fibers and yarns. These divisions are not part of the long-term strategy of the Company and were not expected to be profitable in the foreseeable future due to the continued pricing pressure from competitive manufacturers. In the fourth quarter of fiscal 2004, the Company recorded an impairment loss on discontinued operations of $0.2 million related to severance. These divisions had been included in the Specialty Products segment (see Note 11). Certain information with respect to the discontinued operations of the acrylic and nylon fibers divisions for the years ended September 30, 2004, 2003 and 2002 is summarized as follows (amounts in thousands):

	2004	2003	2002
Net sales	$ 16,345	$ 24,134	$ 26,649
Cost of sales	17,831	24,447	25,412
Gross profit	(1,486)	(313)	1,237
Selling, general and administrative expenses	(3,869)	(2,918)	3,286
Loss from operations	(5,355)	(3,231)	(2,049)
Other income (expense)	186	(442)	(129)
Net loss from operations	(5,169)	(3,673)	(2,178)
Loss on disposal of discontinued operations	(209)	-	-
Loss on discontinued operations	$ (5,378)	$ (3,673)	$ (2,178)

In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its 45% interest in Hardcore Composites, which designs and manufactures composite structures for the civil infrastructure market. The Company acquired its interest in Hardcore Composites in the third quarter of fiscal 2000. From the date of acquisition until disposition, the financial statements of Hardcore Composites were consolidated with the Company due to the ability to directly control the operations. In the fourth quarter of fiscal 2001, the Company recorded an impairment loss on discontinued operations of $5.1 million to reduce the carrying value of Hardcore Composites' long-lived assets to their estimated fair value less estimated selling costs. Hardcore was included in the Carbon Fibers segment (see Note 11).

On March 1, 2002, the Company completed the sale of its interest in Hardcore Composites to the 55% majority owner. At that date, Hardcore Composites had net liabilities of approximately $1,319,000 which were 100% consolidated by the Company. As part of the sale, Hardcore Composites assumed these net liabilities, which resulted in the Company recognizing a $1,319,000 gain on the sale of discontinued operations in the quarter ended March 31, 2002. Additionally, in consideration for this sale, Hardcore Composites issued a series of unsecured promissory notes to the Company. In light of then existing financial condition of Hardcore Composites, the Company recorded a full valuation allowance against the promissory notes in its accounting for the sale transaction.

In fiscal 2002, as a part of the sale of the Company's interest in Hardcore Composites, Hardcore Composites and the Company also settled a $1,000,000 note and certain other obligations payable to the former owner, with the Company making a $475,000 payment and Hardcore Composites contributing an additional amount. This note comprised part of the purchase price of the acquisition in the third quarter of fiscal 2000 and was guaranteed by the Company. However, the Company continues to guaranty Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The obligation relates to a lease of the Hardcore Composites manufacturing facility, which expires March 31, 2008. In fiscal 2002, the Company reversed the $525,000 remaining accrual for the note payable to the former owner, as its obligation has been satisfied.

In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claims damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demands $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. During the third quarter of fiscal 2004, Hardcore filed a petition under Chapter 11 of the U.S. Bankruptcy Code. In October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. The Company recorded an additional accrual of $0.5 million, which was recorded in discontinued operations to fully accrue the liability under the judgment. The Company is vigorously defending this matter, has filed counterclaims and filed an appeal. Management believes that the ultimate resolution of this litigation will not have further material adverse effect on the Company's results of operations or financial condition. For additional information, see Notes 3 and 8 to the Company's Consolidated Financial Statements.

Certain information with respect to the discontinued operations of Hardcore for the years ended September 30, 2004 and 2002 is summarized as follows (amounts in thousands):

	2004	2002
Net sales	$ -	$ 408
Cost of sales	-	886
Gross profit	-	(478)
Selling, general and administrative expenses	-	535
Loss from operations	-	(1,013)
Other expenses	-	(17)
Net loss from operations	-	(1,030)
Loss on disposal of discontinued operations	(450)	1,894
Loss on discontinued operations, net of taxes	$ (450)	$ 864

4. Inventories

Inventories consist of the following (amounts in thousands):

	September 30, 2004	2003
Raw materials	$ 5,462	$ 4,859
Work-in-process	1,177	1,132
Finished goods	18,317	19,057
Supplies, spares and other	946	1,930
	$ 25,902	$ 26,978

Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead. The Company recorded an inventory valuation reserve of $1.0 million in the fourth quarter of 2003 to reduce the carrying value of inventories to a net realizable value. No material adjustments to the reserve were required in the current year. The reserves were established primarily due to intensified overcapacity for certain carbon fiber products.

5. Property and equipment

Property and equipment consists of the following (amounts in thousands):

	September 30, 2004	2003
Land	$ 1,732	$ 1,665
Buildings and improvements	32,696	30,061
Machinery and equipment	82,406	77,999
Furniture, fixtures and software	5,563	5,477
Construction in progress	7,049	4,014
	129,446	119,216
Less: accumulated depreciation	(48,908)	(41,843)
	$ 80,538	$ 77,373

In the third quarter of fiscal 2001, the Company elected to temporarily idle a significant part of the operations located at the Abilene, Texas facility. The Company resumed manufacturing at this facility during fiscal 2004. Given that these assets were previously idled and did not generate significant cash flow in 2004, the Company performed an impairment test. The Company determined that no impairment of its carrying value exists at September 30, 2004 based on an analysis of expected future net cash flow to be generated from this facility over the expected remaining useful life.

During 2004, the Company was not operating its Abilene, Texas facility at full capacity. As a result, the Company has elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs totaled $4.7 million, $5.7 million and $6.0 million for fiscal 2004, 2003 and 2002, respectively, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, the Company has resumed certain levels of manufacturing at this facility during fiscal 2004. With the reactivation of the Abilene plant, unused capacity costs are expected to diminish and, ultimately, be fully absorbed in ongoing production once all the carbon fiber lines start operating in fiscal 2005.

6. Income taxes

The components of the benefit for income tax expense (benefit) for the years ended September 30, are as follows (amounts in thousands):

	2004	2003	2002
From continuing operations:			
Current:			
Federal	$ -	$ -	$ (2,731)
State	-	-	(113)
Non-U.S. local	434	171	358
	434	171	(2,486)
Deferred:			
Federal	-	203	9
State	-	17	(9)
Non-U.S.	-	144	(374)
	-	364	(374)
Total continuing operations	$ 434	$ 535	$ (2,860)
From discontinued operations:			
Deferred:			
Federal	$ -	$ -	$ -
State	-	-	-
Total discontinued operations	-	-	-
Total	$ 434	$ 535	$ (2,860)

Deferred income taxes reflect the tax impact of carryforwards and temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Cumulative carryforwards and temporary differences giving rise to the net deferred income tax asset at September 30 are as follows (amounts in thousands):

	2004	2003
Tax effect of regular net operating losses (expiring 2020-2022)	$ (18,085)	$ (14,082)
Valuation allowance on net operating losses	13,854	10,690
Tax effect of capital loss	(526)	(582)
Valuation allowance on capital loss	526	582
Depreciation	4,407	4,048
Employee related costs	(88)	(85)
Inventory reserve	-	(464)
Bad debt accrual	(59)	(65)
Deferred state income taxes	-	-
Other	(29)	(42)
Non-U.S. operations deferred tax, net	-	-
Total net deferred tax asset	$ -	$ -

The benefit for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands):

	2004	2003	2002
At statutory rate:			
Income taxes on loss from continuing operations	$ (3,561)	$ (3,874)	$ (3,188)
Increases (decreases):			
Lower effective tax rate on non-U.S. operations	1,054	768	333
Change in valuation allowance on net operating loss	2,471	3,501	(1,174)
Change in valuation allowance on capital loss	-	-	-
Reduction of NOL due to 5 year carry back	-	-	(1,871)
Refund related to 5 year carry back of NOL	-	-	2,731
Local taxes, non-U.S.	434	171	358
State taxes, net of federal benefit	-	16	(9)
Refund write-off	-	-	-
Other	37	(48)	(40)
	$ 434	$ 535	$ (2,860)

The consolidated loss from continuing operations before income taxes by domestic and foreign sources for the years ended September 30, 2004, 2003 and 2002 was as follows (amounts in thousands):

	2004	2003	2002
Domestic	$ (9,748)	$ (10,267)	$ (9,475)
Foreign	(727)	(1,127)	98
Loss from continuing operations before income taxes	$ (10,475)	$ (11,394)	$ (9,377)

Undistributed earnings of Zoltek Rt. of $957,000, $3,568,000 and $8,368,000 at September 30, 2004, 2003 and 2002, respectively, are considered to be permanently reinvested and, accordingly, no provision for income taxes has been recorded. The undistributed earnings creates a deferred tax liability as of September 30, 2004 of $836,000.

7. Debt

Credit Facilities

The Company's financing of its U.S. operations is separate from that of its Hungarian operations. Availability of credit is based on the collateral value at each operation. No covenants exist related to the credit facility from its U.S. bank, which matures on January 1.

US Operations – The Company's current credit facility with its U.S. bank is described above under "–2005 Refinancing" and "–2003 Refinancing." Total borrowings under the U.S. credit facility, including the revolving line of credit and term loan, were $5.7 million at September 30, 2004.

Hungarian Operations – The Company's Hungarian subsidiary has a credit facility with a Hungarian bank. Total borrowings under this credit facility were $11.4 million at September 30, 2004. Due to the fiscal 2005 refinancing (see "–Refinancing" in Note 2), the credit facility has been reduced to a $3.0 million term loan with interest payments over the next three years and repayment of principal at the maturity date.

In March 2003, the Company's Hungarian subsidiary entered into a credit agreement with another Hungarian bank for $2.2 million of which $2.2 million was outstanding as of September 30, 2004. This facility was paid off as part of the 2005 refinancing.

Total borrowings of the Hungarian subsidiary were $13.6 million at September 30, 2004, of which $13.6 million has been classified as long-term debt due to the 2005 refinancing in which $12.0 million was repaid and the remaining borrowings extended to 2008. Borrowings under the Hungarian bank credit facilities cannot be used in Zoltek's U.S. operations.

Long-term debt consists of the following (amounts in thousands):

	September 30,	
	2004	2003
Note payable with interest at 9%, payable in monthly installments of principal and interest of $15,392 to maturity in January 2006	$ 1,419	$ 1,507
Note payable with interest at 9.95%, payable in monthly installments of principal and interest of $19,288 to maturity in September 2009	-	1,042
Note payable with interest at 9.5%, payable in monthly installments of principal and interest of $27,672 to maturity in December 2009	-	1,558
Non-interest bearing note payable (discounted at 8%) to the City of Abilene, Texas to be repaid from real estate and personal property tax abatements	1,781	1,706
Convertible debentures due February 2008 bearing interest at 7.0%	8,100	8,100
Revolving credit agreement, maturing in January 2006, bearing interest at prime plus 2.0% (prime rate at September 30, 2003 was 4.00%)	5,000	4,670
Term loan, $0.4 million payable in 2005, balance payable in January 2006, bearing interest at prime plus 2.0% (prime rate at September 30, 2004 was 4.5%)	700	3,300
Convertible debentures due June 2006 bearing interest at 6%	7,000	-
Convertible debentures due September 2006 bearing interest at 6%	5,750	-

	September 30, 2004	2003
Mortgage payable with interest of 13.5% interest only payments maturity in January 2007	$ 6,000	-
Facilities with Hungarian banks (interest rate of 5.5% to 10.6%)	13,568	12,566
Total debt	49,318	34,474
Less: Beneficial conversion feature and debt discount associated with warrants	(5,030)	-
Less: amounts payable within one year	(570)	(933)
Total long-term debt	$ 43,718	$ 33,541

Following is a schedule of required principal payments of long-term debt (amounts in thousands):

Year ending September 30,	Total
2005	$ 570
2006	14,405
2007	11,825
2008	9,656
2009	13,493
Thereafter	-
	$ 49,318

8. Commitments and contingencies

Leases

Land at the carbon fibers manufacturing facility in Missouri is leased under an operating lease that expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease requires annual rental payments of $57,991 through October 2010, no further rental payments are required through initial term of lease. Rental expense related to this lease was $57,991 for the years ended September 30, 2004, 2003 and 2002.

Legal

In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claims damages in the amount of $0.3 million for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demands $0.5 million in damages from Hardcore and the Company, jointly and severally, under the terms of the settlement agreement. During the third quarter of fiscal 2004, Hardcore filed a petition under Chapter 11 of the U.S. Bankruptcy Code. In October 2004, the Court of Common Pleas for Cuyahoga County, Ohio ruled in favor of the former owner of Hardcore Composites in the amount of $1.1 million. The Company recorded an additional accrual of $0.5 million, which was recorded in discontinued operations to fully accrue the liability under the judgment. The Company is vigorously defending this matter, has filed counterclaims and filed an appeal. Management believes that the ultimate resolution of this litigation will not have further material adverse effect on the Company's results of operations or financial condition. For additional information, see Notes 3 and 8 to the Company's Consolidated Financial Statements.

The Company is plaintiff in a patent infringement lawsuit pending in the United States Court of Federal Claims. The lawsuit, which has been pending since 1996, involves the alleged unauthorized use of the Company's carbon fiber processing technology in the manufacture of extremely stealthy aircraft. Recently, a court decision has been favorable for the Company, but the Company cannot predict the timing or the outcome of this litigation or the impact on the Company's financial condition and results of operations.

In September 2004, the Company was named a defendant in a civil action filed by a former investment banker that was retained by the Company to obtain equity investors, alleging breach by the Company of its obligations under the agreement signed by the parties. The investment banker alleges it is owed commission from equity investment obtained by the Company from a different source. The Company has asserted various defenses, including that the investment banker breached the agreement by not performing reasonable efforts to obtain financing for the Company, and therefore, the agreement was terminated by the Company prior to obtaining new financing. The litigation is in early stages and the Company cannot predict the timing or the outcome of this litigation or the impact on the Company's financial condition and results of operations.

The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

Environmental

The Company's operations generate various hazardous wastes, including gaseous, liquid and solid materials. Zoltek believes that all of its facilities are in substantial compliance with applicable environmental and safety regulations applicable to their respective operations. Zoltek expects that compliance with current environmental regulations will not have a material adverse effect on the business, results of operations or financial condition of the Company. There can be no assurance, however, that the application of future national or local environmental laws, regulations and enforcement policies will not have a material adverse effect on the business, results of operations or financial condition of the Company.

Sources of Supply

As part of its growth strategy, the Company has developed its own precursor acrylic fibers and all of its carbon fibers and technical fibers, excluding the aircraft brake products, are now manufactured from this precursor. The primary source of raw material for the precursor is ACN (acrylonitrile), which is a commodity product with multiple sources.

The Company currently obtains most of its acrylic fiber precursor to supply its technical fiber operations for the aircraft brake applications from a single supplier which is the only supplier that currently produces precursor approved for use in aircraft brake applications. The Company believes this supplier is a reliable source of supply at the Company's current operating levels. However, the Company has initiated trials at an aircraft brake manufacturer with its own precursor-based products, which might protect its business if there were an interruption in supply from the supplier.

The major materials used by the Specialty Products Business Segment include acrylonitrile and other basic commodity products, which are widely available from a variety of sources.

9. Profit sharing plan

The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. No contributions were made by the Company for the years ended September 30, 2004, 2003, and 2002.

10. Stock options

In 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the "Committee") to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Currently, 1,500,000 shares of common stock may be issued pursuant to awards under the plan of which 987,500 are currently outstanding. Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1998 and prior vest 100% five years from date of grant. Options granted in 1999 and thereafter primarily vest 100% three years from date of grant. All options were issued at an option price equal to the market price on the date of grant.

In 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 7,500 shares of common stock at the then fair market value are currently issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 7,500 shares of common stock, at the then fair market value. The options expire from 2004 through 2013, respectively.

The pro forma information required by SFAS 123 regarding net income and earnings per share has been presented in Note 1 as if the Company had accounted for its stock option plans under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions:	**2004**	2003	2002
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	4.25%	4.25%	6.15%
Volatility of stock	77%	96%	98%
Expected dividend yield	--	--	--

The fair value of the options granted during 2004, 2003 and 2002 was $159,961, $119,513 and $349,000, respectively.

Presented below is a summary of stock option plans activity for the years shown:

	Options	Wtd. Avg. Exercise Price	Wtd. Avg. Exercisable	Wtd. Avg. Exercise Price
Balance, September 30, 2001	1,056,000	$ 10.75	531,000	$ 10.81
Granted	451,000	2.10		
Exercised	(12,000)	2.38		
Cancelled	(408,000)	11.31		
Balance, September 30, 2002	1,087,000	7.05	561,833	10.35
Granted	112,500	2.70		
Exercised	(10,000)	2.07		
Cancelled	(187,500)	4.76		
Balance, September 30, 2003	1,002,000	7.04	744,083	8.67
Granted	77,500	6.36		
Exercised	(63,000)	3.27		
Cancelled	(29,000)	5.44		
Balance, September 30, 2004	987,500	$ 7.22	722,250	$ 8.91

The following table summarizes information for options currently outstanding and exercisable at September 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$ 1.33-2.50	409,500	8 years	$ 2.13	184,250	$ 2.21
3.25-5.67	127,500	6 years	4.85	87,500	4.48
6.25-6.88	188,000	1 years	6.38	188,000	6.38
7.69-9.25	112,500	7 years	8.21	112,500	8.21
10.00-39.00	150,000	4 years	23.44	150,000	23.44
$ 1.33-39.00	987,500	6 years	$ 7.22	722,250	$ 8.91

11. Business segment and geographic information

The Company's strategic business units are based on product lines and have been grouped into three reportable segments: Carbon Fibers, Technical Fibers and Specialty Products. In the fourth quarter of fiscal 2004, the Company discontinued two divisions within its specialty fibers segment. Segment information for 2003 and 2002 has been reclassified to reflect such change (see Note 3).

The Carbon Fibers segment manufactures low-cost carbon fibers used as reinforcement material in composites, carbon fiber composite products and filament winding equipment used in the composite industry. The Technical Fibers segment manufactures aircraft brake pads and oxidized acrylic fibers for heat/fire barrier applications. These two segments also facilitate development of product and process applications to increase the demand for carbon fibers and technical fibers and seek to aggressively market carbon fibers and technical fibers. The Carbon Fibers and Technical Fibers segments are located geographically in the United States and Hungary. The Specialty Products segment manufactures and markets acrylic and nylon products and fibers primarily to the textile industry and is located in Hungary. In the fourth quarter of fiscal 2004, the Company discontinued divisions within this segment. With the exception of the Technical Fibers segment, none of the segments are substantially dependent on sales from one customer or a small group of customers.

Management evaluates the performance of its operating segments on the basis of operating income (loss) contribution to the Company. The following table presents financial information on the Company's operating segments as of and for the fiscal years ended September 30, 2004, 2003 and 2002 (amounts in thousands):

	Year Ended September 30, 2004				
	Carbon Fibers	Technical Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 18,431	$ 14,831	$ 12,011	$ -	$ 45,273
Net sales – intersegment	2,479	1,642	-	(4,121)	-
Total net sales	20,910	16,473	12,011	(4,121)	45,273
Cost of sales, excluding available unused capacity expenses	19,117	14,091	9,794	(5,124)	37,878
Available unused capacity expenses	4,466	-	-	-	4,466
Operating income (loss)	(6,823)	1,192	1,529	(1,383)	(5,485)
Depreciation and amortization expense	3,969	1,091	463	91	5,614
Capital expenditures	5,515	389	231	(8)	6,128

	Year Ended September 30, 2003				
	Carbon Fibers	Technical Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 13,179	$ 14,098	$ 12,128	$ -	$ 39,405
Net sales – intersegment	5,675	-	-	(5,675)	-
Total net sales	18,854	14,098	12,128	(5,675)	39,405
Cost of sales, excluding available unused capacity expenses	17,367	12,689	9,141	(6,016)	33,181
Available unused capacity expenses	5,716	-	-	-	5,716
Operating income (loss)	(8,644)	93	1,617	(2,511)	(9,443)
Depreciation and amortization expense	4,013	1,004	731	225	5,973
Capital expenditures	515	512	456	-	1,483

	Year Ended September 30, 2002				
	Carbon Fibers	Technical Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 10,676	$ 19,772	$ 11,339	$ -	$ 41,787
Net sales – intersegment	4,419	-	-	(4,419)	-
Total net sales	15,095	19,772	11,339	(4,419)	41,787
Cost of sales, excluding available unused capacity costs	13,971	14,070	9,325	(3,858)	33,508
Available unused capacity	6,039	-	-	-	6,039
Operating income (loss)	(9,526)	3,584	907	(3,044)	(8,079)
Depreciation and amortization expense	3,978	1,182	572	314	6,046
Capital expenditures	2,013	(624)	435	31	1,865

	Total Assets				
	Carbon Fibers	Technical Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
September 30, 2004	$ 63,430	$ 19,901	$ 36,429	$ 3,039	$ 122,799
September 30, 2003	66,226	22,611	32,569	(1,951)	119,455
September 30, 2002	74,046	25,465	25,024	(3,113)	121,422

Sales and long-lived assets, by geographic area, consist of the following as of and for each of the three fiscal years in the period ended September 30, 2004, 2003 and 2002 (amounts in thousands):

	2004		2003		2002	
	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)
United States	$ 22,731	$ 46,582	$ 20,892	$ 45,936	$ 24,243	$ 50,366
Western Europe	10,583	-	2,861	-	2,994	-
Eastern Europe	9,400	33,956	13,585	31,436	11,020	28,660
Asia	2,361	-	-	-	-	-
Other areas	198	-	2,067	-	3,530	-
Total	$ 45,273	$ 80,538	$ 39,405	$ 77,373	$ 41,787	$ 79,026

(a) Revenues are attributed to countries based on the location of the customer.

(b) Property and equipment net of accumulated based on country location of assets.

12. Summary of quarterly results (unaudited)

(Amounts in thousands, except per share data)

Fiscal year 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 8,152	$ 11,537	$ 13,285	$ 12,299
Loss from continuing operations	(3,246)	(2,531)	(2,375)	(2,757)
Loss from discontinued operations	(446)	(1,313)	(1,163)	(2,906)
Net loss	$ (3,692)	$ (3,844)	$ (3,538)	$ (5,663)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (.20)	$ (.15)	$ (.14)	$ (.17)
Discontinued operations	(.03)	(.08)	(.08)	(.17)
Total	$ (.23)	$ (.23)	$ (.22)	$ (.34)

Fiscal year 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 9,440	$ 9,573	$ 10,338	$ 10,054
Loss from continuing operations	(2,522)	(3,397)	(2,580)	(3,430)
Loss from discontinued operations	(657)	(898)	(1,210)	(908)
Net loss	$ (3,179)	$ (4,295)	$ (3,790)	$ (4,338)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (.16)	$ (.20)	$ (.15)	$ (.21)
Discontinued operations	(.04)	(.06)	(.08)	(.06)
Total	$ (.20)	$ (.26)	$ (.23)	$ (.27)

In the fourth quarter of 2004, the Company recorded a $0.2 million charge associated with discontinued operations and a $0.5 million accrual for a legal judgment (see Note 3). In the fourth quarter of 2003, the Company recorded a $1.0 million charge related to the valuation of inventory.

PRICE RANGE PER COMMON SHARE

The Company's Common Stock (symbol: "**ZOLT**") is traded in the Nasdaq National Market. The number of beneficial holders of the Company's stock is approximately 11,500, including shareholders whose shares are held in "nominee" or "street" names. The Company has never paid dividends.

Set forth below are the high and low bid quotations as reported by the Nasdaq National Market for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission:

	Fiscal year ended September 30, 2004		Fiscal year ended September 30, 2003	
	High	Low	High	Low
First Quarter	$ 6.99	$ 2.43	$ 3.49	$ 1.25
Second Quarter	11.21	5.05	3.07	1.48
Third Quarter	10.67	6.75	4.15	2.41
Fourth Quarter	9.22	6.59	3.00	2.09

Directors, Executive Officers and Managers of Zoltek Companies, Inc.

BOARD OF DIRECTORS:

Linn H. Bealke (60)
Vice Chairman, Southwest Bank
of St. Louis

James W. Betts (67)
Retired Vice President
Great Lakes Carbon Corporation

Charles A. Dill (65)
General Partner
Gateway Associates, L.P.

John L. Kardos (65)
Professor Chemical
Engineering Department
Washington University – St. Louis

John F. McDonnell (66)
Retired Chairman and CEO of
McDonnell Douglas Corporation
Chairman of the Board of Trustees,
Washington University – St. Louis

Zsolt Rumy (62)
Chairman, CEO and President of Zoltek

AUDIT COMMITTEE:
James W. Betts
Charles A. Dill
John F. McDonnell

COMPENSATION COMMITTEE:
James W. Betts
Charles A. Dill

EXECUTIVE OFFICERS:

Zsolt Rumy (62)
Chairman, CEO and President

Kevin Schott (38)
Chief Financial Officer

Key Management of:

ZOLTEK CARBON FIBERS

Zsolt Rumy (62)
President, Zoltek Carbon Fibers

Kevin Schott (38)
Chief Financial Officer

Timothy McCarthy (45)
Vice President, Sales & Marketing

Robert Murdock (38)
Vice President, Entec Composite Machines

Mike Westcott (46)
Manufacturing Manager, US

Istvan Kinter (42)
Manufacturing Manager, Zoltek Rt.

David Sodemann (49)
Vice President, Human Resources

SPECIALTY PRODUCTS

Ilona Tandi (54)
Vice President, Zoltek Rt.

Gyorgy Bakos (64)
Vice President–Finance, Zoltek Rt.

Peter Hardi (37)
Sales Manager, Zoltek Rt.

FORM 10-K

Shareholders may obtain a copy of the Form 10K filed with the Securities and Exchange Commission by directing a request to Jill A. Schmidt, assistant Corporate Secretary at the Company's executive offices, 3101 McKelvey Road, St. Louis, Missouri 63044; (314) 291-5110

CORPORATE EXECUTIVE OFFICES

Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044
(314) 291-5110 Ph
(314) 291-8536 Fax
www.zoltek.com

CARBON FIBERS MANUFACTURING FACILITIES

[illegible] Missouri Research Park
St. Charles, Missouri 63304
(636) 926-9999 Ph
(636) 926-9998 Fax

[illegible] Fulwiler Road
Abilene, Texas 79603
(325) 793-9669 Ph
(325) 793-9431 Fax

3653 South 500 West
Salt Lake City, UT 84115
(801) 261-3082 Ph
(801) [illegible]1-3083 Fax

REGISTRAR AND TRANSFER AGENT

For inquiries about stock transfers or address changes shareholders may contact:
UMB Bank, N.A.
928 Grand Avenue
Kansas City, Missouri 64106
(816) 860-7760

ZOLTEK Rt.
Nyergesujfalu
H-2537, Hungary
011-36-33-536-000 Ph
011-36-33-536-150 Fax

OTHER FACILITIES

Zoltek Europe GmbH
Hallbergmooser Str. 5
85445 Schwaig, Germany
011-49-8122-880910 Ph
011-49-8122-8809120 Fax

Entec Composite Machines
2975 South 300 West
Salt Lake City, UT 84115
(801) 486-8721 Ph
(801) 486-4363 Fax

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
– St. Louis, Missouri

LEGAL COUNSEL

Thompson Coburn LLP
– St. Louis, Missouri

[illegible] Report and the material incorporated by reference herein contain forward-looking statements which are inherently subject to risks and uncertainties. Cautionary statements should be read as being applicable to all forward-looking statements wherever they appear herein or in the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated due to a number of factors, including, without limitation, the Company's ability to re-activate its formerly idle manufacturing facilities on a timely and cost-effective basis, meet current order levels for carbon fibers, successfully add new capacity for the production of carbon fiber and precursor raw material, execute plans to exit its specialty products business and reduce costs, achieve profitable operations, raise new capital and increase its borrowing at acceptable costs, manage changes in customers' forecasted requirements for the Company's products, continue investing in application and market development, manufacture low-cost carbon fibers and profitably [illegible] existing, identified and emerging markets, as well as other factors discussed herein and the incorporated material.



[illegible] Companies, Inc.

[illegible] McKelvey Road • St. Louis, MO 63044

[illegible] 314-291-5110 • Fax: 314-291-8536

[illegible].com